SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934.

XLIT Ltd.

Catlin Insurance Company Ltd.

(Name of Subject Companies (Issuers))

XLIT Ltd.

(Name of Filing Person (Offeror))

XLIT Ltd. Fixed/Floating Rate Non-Cumulative Preference Ordinary Shares, Series D, liquidation amount
$1,000 plus declared and unpaid dividends per security
(the “Series D Preferred Shares”) CUSIP/ISIN No G98296109 / KYG982961099

XLIT Ltd. Fixed/Floating Perpetual Non-Cumulative Preference Ordinary Shares, Series E, liquidation amount $1,000 plus declared and unpaid dividends per security
(the “Series E Preference Shares”) CUSIP/ISIN No 98372P AJ7 / US98372PAJ75

Catlin Insurance Company Ltd. Fixed/Floating Non-Cumulative Perpetual Preferred Shares, liquidation amount $1,000 plus declared and unpaid dividends per security
(the “Catlin Preferred Shares”) CUSIP/ISIN No 149206 AA2 / 144A ISIN: US149206AA21; Reg S ISIN:
USG1970AAA28

(Title of Class of Securities)
(CUSIP Number of Class of Securities)

Kirstin Gould
Executive Vice President, General Counsel and Secretary
XL Group Ltd
O’Hara House, One Bermudiana Road
Hamilton HM 08, Bermuda
(441) 292-8515

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Todd E. Freed, Esq.
Gregory A. Fernicola, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$550,000,000.00	$63,745.00

*	Estimated solely for the purpose of computing the filing fee. This transaction valuation was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the amount of cash to be paid for the Securities (as defined herein).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory No. 1 for fiscal year 2017 equals $115.90 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $63,745.00	Filing Party: XLIT Ltd.

Form or Registration No.: Schedule TO	Date Filed: June 8, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On June 21, 2017, XL Group Ltd issued a press release relating to its wholly-owned subsidiary XLIT Ltd.’s previously announced tender offer for XLIT Ltd.’s 5.500% Subordinated Notes due 2045. The full text of the press release is included below.

XLIT Ltd. Announces Amendment of Early Tender Date, Withdrawal Deadline and Price
Determination Date for its Previously Announced Tender Offer for its Outstanding 5.500%
Subordinated Notes due 2045

HAMILTON, BERMUDA—Wednesday, June 21, 2017 –XL Group Ltd (NYSE: XL) (the “Company”) today announced that its wholly-owned subsidiary, XLIT Ltd. (“XL-Cayman”) is amending the early tender date (the “Early Tender Date”), the withdrawal deadline (the “Withdrawal Deadline”) and the price determination date (the “Price Determination Date”) with respect to its previously announced tender offer (the “2045 Notes Offer”) to purchase for cash the 5.500% Subordinated Notes of XL-Cayman due 2045 (the “2045 Notes”), subject to the Acceptance Priority Levels, the Aggregate Maximum Repurchase Amount and the 2045 Notes Cap, each as described in XL-Cayman’s amended offer to purchase, dated June 20, 2017 (the “Offer to Purchase”), relating to the 2045 Notes and certain other securities (together with the 2045 Notes, the “Securities”). The Early Tender Date has been extended from 5:00 p.m., New York City time, on June 21, 2017, to 5:00 p.m., New York City time, on July 6, 2017, unless further extended in accordance with the terms of the Offer to Purchase. The Withdrawal Deadline for the 2045 Notes Offer has been extended from 5:00 p.m., New York City time, on June 21, 2017, to 5:00 p.m., New York City time, on July 6, 2017, unless further extended in accordance with the terms of the Offer to Purchase. The Price Determination Date for the 2045 Notes Offer has been changed from 2:00 p.m., New York City time, on June 21, 2017, to 2:00 p.m., New York City time, on July 6, 2017.

Except as described above, all terms and conditions of the 2045 Notes Offer and the other tender offers (together with the 2045 Notes Offer, the “Offers”) as set forth in the Offer to Purchase remain unchanged. The Company refers investors to the Offer to Purchase for the complete terms and conditions of the Offers.

Holders who have previously validly tendered 2045 Notes do not need to re-tender their 2045 Notes or take any other action in response to the amendments to of the 2045 Notes Offer announced today. Withdrawal rights for the 2045 Notes will now expire at 5:00 p.m., New York City time, on July 6, 2017.

Holders of any 2045 Notes that are validly tendered and accepted for purchase will receive the Total Consideration, which remains unchanged. The Total Consideration offered per $1,000 principal amount of the 2045 Notes validly tendered and accepted for purchase pursuant to the 2045 Notes Offer will be determined in the manner described in the Offer to Purchase by reference to the fixed spread of +220bps for the 2045 Notes plus the applicable yield to maturity based on the bid-side price of the U.S. Treasury Reference Security for the 2045 Notes, the 3% UST due February 15, 2047, as quoted on the “FIT1” on the Bloomberg Bond Trader page at 2:00 p.m., New York City time, on July 6, 2017, and will be inclusive of the early tender payment of $50 per $1,000 principal amount of 2045 Notes.

Information Relating to the Offers

Citigroup Global Markets Inc., and Wells Fargo Securities, LLC are acting as dealer managers for all Offers. J.P. Morgan Securities LLC is acting as dealer manager for all of the Offers other than the Offer for the Series D Preference Ordinary Shares of XL-Cayman.. Investors with questions regarding the tender offers may contact Citigroup Global Markets Inc. at (800) 558-3745 (toll-free) or (212) 723-6106 (collect), J.P. Morgan Securities LLC at (866) 834-4666 (toll free) or (212) 834-3424 (collect) or Wells Fargo Securities, LLC at (866) 309-6316 (toll free) or (704) 410-4760 (collect). Global Bondholder

Services Corporation is the tender and information agent for the tender offers and can be contacted at (866) 470-4500 (toll-free) or (212) 430-3774 (collect).

Holders may obtain a copy of the Offer to Purchase online at the website of the Securities and Exchange Commission (“SEC”) at www.sec.gov as an exhibit to the amended Tender Offer Statement on Schedule TO filed by XL-Cayman with the SEC on June 20, 2017. Holders are urged to read the Offer to Purchase carefully before making any decision with respect to the Offers. Holders must make their own decisions as to whether to participate in the Offers, and if they decide to do so, the number or amount of Securities to tender.

None of the Company or its affiliates, their respective boards of directors, the dealer managers, the tender and information agent or the trustee with respect to any series of Securities is making any recommendation as to whether holders should tender any Securities in response to any of the Offers, and neither the Company nor any such other person has authorized any person to make any such recommendation.

This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any of the Securities and the tender offers do not constitute offers to buy or the solicitation of offers to sell Securities in any jurisdiction or in any circumstances in which such offers or solicitations are unlawful. The full details of the Offers, including complete instructions on how to tender Securities, are included in the Offer to Purchase. Holders are strongly encouraged to read carefully the Offer to Purchase, including materials incorporated by reference therein, because they will contain important information.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s or XL-Cayman’s beliefs, plans or expectations, are forward-looking statements. These statements are based on current plans, estimates and expectations, all of which involve risk and uncertainty. Statements that include the words “expect,” “estimate,” “intend,” “plan,” “believe,” “project,” “anticipate,” “may,” “could,” “would,” “look” or similar statements of a future or forward-looking nature identify forward-looking statements. Factors that could cause actual results to differ from those predicted are set forth under “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and our other documents on file with the SEC. Neither the Company nor XL-Cayman undertakes any obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

About XL Group Ltd

XL Group Ltd (NYSE:XL), through its subsidiaries and under the XL Catlin brand, is a global insurance and reinsurance company providing property, casualty and specialty products to industrial, commercial and professional firms, insurance companies and other enterprises throughout the world. Clients look to XL Catlin for answers to their most complex risks and to help move their world forward. To learn more, visit www.xlgroup.com.

2

Contacts

Abbe F. Goldstein, CFA
Director of Investor Relations
+1 (203) 964-3573

Carol Parker Trott
Corporate Communications & Reinsurance C&M Director
+1 (441) 294-7290

3

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2017

XLIT Ltd.

By:	/s/ Andreas Weber
Name: Andreas Weber
Title: Director

4